

Mail Stop 3561

August 2, 2017

Gil Beyen
Chief Executive Officer
ERYTECH Pharma S.A.
Bâtiment Adénine, 60 Avenue Rockefeller
69008 Lyon France

> **Re: ERYTECH Pharma S.A.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 10, 2017**
> **CIK No. 0001624422**

Dear Mr. Beyen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

French Tax Considerations, page 157

1. Please refer to the last paragraph of this section. Please revise to clarify that the tax summary discusses all material French federal income tax consequences. In this regard, please delete the language that this is a "general" summary.

You may contact Aamira Chaudhry at (202) 551-3389 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian Leaf
         Cooley LLP